

November 4, 2022

James Sullivan
Chief Financial Officer
Peraso Inc.
2309 Bering Drive
San Jose, CA 95131

      Re: Peraso Inc.
          Form 10-K for the Fiscal Year ended December 31, 2021
          Filed March 31, 2022
          File No. 000-32929

Dear James Sullivan:

      We have reviewed your October 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2022 letter.

Form 10-K for the Fiscal Year ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 31

1.   We note your response to prior comment one and the *type of disclosure* that you have proposed, including a comparison of total revenues for the most recent quarter and cumulative interim period to the corresponding periods of the preceding fiscal year, along with percentages of product revenues to total revenues.

      You state that revenues increased "primarily due to the timing of the reverse acquisition," though do not explain how the acquisition contributed to revenues, either in terms of product lines acquired or facilitating your development of the mmWave module products. You also state that the comparative periods of the preceding fiscal year "exclude all sales attributable to our memory IC products, resulting in a 100% increase in sales volumes," implying there had been sales of these products, perhaps by the business acquired in the reverse merger, though without providing this clarification or explaining how the apparent trend would be tempered when considering historical sales, also without addressing the reasonably possible effects of your decision to not develop new memory products.

We do not see quantification of volumes of products sold or of changes in the volumes of products sold among the product categories, as may be necessary to provide context for understanding the offsetting effects and trends exhibited in your financial results.

Please further explain how you have considered your current discussion and analysis as providing sufficient insight on material trends and uncertainties, the reasons underlying intermediate effects, and for a reader to see the business through the eyes of management, particularly given the absent of such volumetric measures and reflecting changes in the mix of products sold. Please include along with your reply a schedule identifying for each product category described on pages 6, 7 and 8 (e.g. mmWave ICs based on the IEEE 802.11ad standard, mmWave ICs based on the 3GPP Release 15-17 standard, mmWave modules, memory Accelerator Engine IC products - Bandwidth Engine and Programmable HyperSpeed Engine, and QPR SRAM memory devices), the volumes sold for each quarter covered by your annual and subsequent interim financial statements, along with the dollar values ascribed during these periods, reconciled to total revenues reported for the quarterly, cumulative and annual periods.

Provide us with an explanation for changes in volumes sold each period including your assessment of the changes for disclosure, addressing the materiality of the change in both volumes and prices, and considering the significance of the product line.

Financial Statements
Note 2 - Business Combination
Securities Conversion, page 75

2. We understand from your response to prior comment 3 that you intend to cease reporting the Series A Special Voting Preferred Stock in your financial statements because you no longer regard the instrument as equity, notwithstanding its legal designation as equity and instrumentality in supporting your classification of the Canco subsidiary exchangeable shares as permanent equity in your financial statements.

We also note that you did not consider such instrumentality in your assessment although did consider such instrumentality when evaluating the equity characteristics of the exchangeable shares. We do not see that you have expressed rationale or identified support for having an inconsistent approach in making these assessments or classification that would be contrary to your perspective on the exchangeable shares.

We continue to believe that your Series A Special Voting Preferred Stock should be reported in your financial statements and classified consistent with its legal designation.

3.   We note that in response to prior comments 3 and 4, in which we were seeking clarification of support for your presentation of subsidiary exchangeable shares as common shares of Peraso, Inc. and your description of the Canco subsidiary as a shell company, you appear to focus on factors considered in identifying Peraso Technologies, Inc. as the accounting acquirer in your December 17, 2021 merger. We also note that the organization chart submitted with your response appears to confirm that Canco holds 100% of the interests in Peraso Technologies Inc. and would therefore not be properly considered a shell entity having no material assets or operations.

We do not believe that support for your accounting acquirer determination may be properly viewed as creating scope exceptions from guidance that is otherwise applicable to minority interests and participating securities as defined in FASB ASC 810-10-20 and FASB ASC 260-10-20. However, in your response you state that "The terms of the Exchangeable Shares do not provide the holders thereof with any right to, or interest in, the assets or operations of Canco other than amounts that are attributable to shares of the Company's Common Stock. The economic merits of the Exchangeable Shares lie solely in the underlying common stock of the Company and to derive any value from the Exchangeable Shares, a holder must look to the Company." We understand that your references to "the Company" in the excerpt above are to Peraso Inc.

If you have properly concluded that the exchangeable shares do not represent minority interests in Canco, and if your assessment of the contractual provisions that apply when coupled with the Series A Special Voting Preferred Stock are comprehensive and accurate, we will not object to reporting the Canco exchangeable shares along with the Series A Special Voting Preferred Stock as equity in your financial statements.

However, we believe that you will need to distinguish between your common shares and the Canco subsidiary exchangeable shares by separately reporting the shares and dollar amounts associated with the exchangeable shares in your Balance Sheets and Statements of Stockholders' Equity, and within the disclosures required for showing the composition of numerators and denominators underlying computations of earnings per share to comply with FASB ASC 505-10-50-2 and 3, and FASB ASC 260-10-50-1.

4.   Given the legal distinctions between the Peraso, Inc. common shares and the Canco exchangeable shares and the separate reporting requirements to be applied as outlined in the other comments in this letter, please further address the requirements in FASB ASC 260 that were referenced in prior comment three.

If you have properly concluded that the instruments are economically equivalent in all respects, and considering the views expressed in your response, we understand that you would regard the class of Canco exchangeable shares also as common stock, as defined in this standard. However, please clarify if this is not consistent with the views expressed in your response or if you would reach a different conclusion.

As part of your response, please address the utility of the provision in Section 8: Purchase for Cancellation, on page A-38 of Appendix I to the Plan of Arrangement - Provisions Attaching to the Exchangeable Shares, in Exhibit 2.1(1), stating "Subject to applicable law, Canco may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with the holder thereof."

Please describe the circumstances under which this provision would be utilized, explain how the purchase price would be determined, and clarify whether you have a similar mechanism in place for holders of your common shares or indicate how cancellation and purchase of outstanding common shares would compare.

5.   We note that you have proposed disclosure in response to prior comment five including descriptions of certain rights associated with the exchangeable shares, including rights of the holders, Canco, Callco, and the parent, that would result in the issuance of Peraso, Inc. common shares in exchange for the Canco exchangeable shares.

We also note that the provisions described generally involve the computation of a "purchase price" that is equal to the market price of the Peraso, Inc. common shares, plus any declared but yet unpaid dividends, although you propose to clarify by stating "There are no cash redemption features, all redemption and exchange scenarios are payable in a share of the Company's common stock."

Please further clarify that any "purchase price" computed upon the exercise of rights pertaining to retraction, redemption, or liquidation, or otherwise giving rise to a "purchase" or cancellation, will in all cases consist of a 1:1 exchange involving Peraso, Inc. common stock, regardless of the market price of the common shares, if true.

  You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706, or Karl Hiller, Branch Chief, at (202) 551-3686 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Energy & Transportation